08025362

SEC Mail Processing Section
FEB 19 2008
Washington, DC
101

UNITED STATES
...S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Treece Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6800 West Central Avenue, Unit G-1
(No. and Street)

Toledo	OH	43617-1112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dock D. Treece 419-843-7744
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mira + Kolena, Ltd.
(Name – *if individual, state last, first, middle name*)

4841 Monroe Street, Suite 350	Toledo	OH	43623
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dock D. Treece, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Treece Financial Services Corp., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO
KATHLEEN A. RESSLER
Notary Public
In and for
the State of Ohio
My Commission Expires
January 4, 2012

Dock D. Treece
Signature

President
Title

Kathleen A. Ressler
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Treece Financial Services Corp.

Financial Statements and Supplemental Information

Year Ended December 31, 2007

Table of Contents

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Shareholder
Treece Financial Services Corp.

We have audited the accompanying statement of financial condition of Treece Financial Services Corp. as of December 31, 2007, and the related statements of income, cash flows and changes in shareholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Treece Financial Services Corp. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

In 2007, the 2006 financial statements were restated to reflect net unrealized gains on investments in operations rather than through an adjustment to shareholder's equity through other comprehensive income. Accordingly, an adjustment had been made to retained earnings at December 31, 2006 to reflect this change in method of accounting.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mira + Kolena, Ltd.

Toledo, Ohio
January 23, 2008

Treece Financial Services Corp.

Statement of Financial Condition

December 31, 2007

Assets	
Current assets:	
Cash	$ 50,155
Investments	206,822
Notes receivable - affiliated entity	35,000
Accounts receivable:	
Commissions	2,843
Interest - affiliated entity	900
	3,743
Total current assets and assets	$ 295,720
Liabilities and Shareholder's Equity	
Current liabilities:	
Commissions payable	$ 1,706
Accrued liabilities	3,547
Income taxes payable	6,000
Deferred federal income taxes	8,000
Total current liabilities	19,253
Shareholder's equity:	
Common stock - no par value; 750 shares authorized, 100 shares issued and outstanding	10,000
Retained earnings	266,467
Total shareholder's equity	276,467
Total liabilities and shareholder's equity	$ 295,720

See accompanying notes to financial statements.

Treece Financial Services Corp.

Statement of Income

Year Ended December 31, 2007

Revenues:	
Commissions	$ 228,306
Interest and dividends	13,290
Net realized and unrealized gains on investments	31,997
FINRA reimbursement	35,000
	308,593
Expenses:	
Commissions	173,984
Administrative fees	35,060
Professional services	19,169
Regulatory fees	3,204
Investment management fees	4,651
	236,068
Income before income taxes	72,525
Provision for income taxes:	
Federal:	
Current	6,705
Deferred	4,000
	10,705
State	1,001
	11,706
Net income	$ 60,819

See accompanying notes to financial statements.

Treece Financial Services Corp.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2007

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder's Equity
Balance at December 31, 2006	$ 10,000	$ 184,534	$ 21,114	$ 215,648
Adjustment related to net unrealized gains on investments		21,114	(21,114)	-
Balance at December 31, 2006, as restated	10,000	205,648	-	215,648
Net income		60,819		60,819
Balance at December 31, 2007	$ 10,000	$ 266,467	$ -	$ 276,467

See accompanying notes to financial statements.

Treece Financial Services Corp.

Statement of Cash Flows

Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 60,819
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Net realized and unrealized gains of investments	(31,997)
Deferred federal income taxes	4,000
Changes in assets and liabilities:	
Commissions receivable	(1,591)
Commissions payable	954
Accrued liabilities	3,547
Income taxes payable	(700)
Net cash provided by operating activities	35,032
Cash flows from investing activities:	
Purchase of investments	(10,140)
Net cash used in investing activities	(10,140)
Increase in cash	24,892
Cash at beginning of year	25,263
Cash at end of year	$ 50,155
Supplemental cash flow information:	
Cash paid during the period for income taxes	$ 3,906

See accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

Basis of Presentation

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) which does not hold customer securities. The Company clears all stock exchange transactions for customers on a fully disclosed basis with a clearing broker. The Company's customer base is located primarily in Ohio.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk and Revenue

The Company maintains cash deposits in financial institutions which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk is the excess of the deposits reported by the banks over the amounts that would have been covered by federal insurance. The Company has not experienced any losses and believes it is not exposed to any significant credit risk related to cash deposits. All of the Company's revenues are related to transactions involving mutual funds. In addition, the Company received 86% of its revenues from one mutual fund company.

Investments

Investments are recorded at fair market value based on quoted market prices in the accompanying financial statements. Realized gains and losses on marketable securities are recorded on an average cost basis. In 2007, the 2006 financial statements were restated to reflect net unrealized gains in operations based on industry practice rather then as an adjustment to shareholder's equity through other comprehensive income. As a result of this change in method of accounting, retained earnings at December 31, 2006 increased by $21,114; however, there was no effect on total shareholder's equity.

Commission Revenue and Expense

Commission revenue and expense is recorded on a trade date basis.

2. Investments

Investments at December 31, 2007 are as follows:

	Cost	Market Value	Unrealized Gains
Equity mutual funds	$ 160,134	$ 206,822	$ 46,688
	$ 160,134	$ 206,822	$ 46,688

Gross unrealized gains at December 31, 2007 were $46,688.

3. Clearing Agreement

The Company has terminated a clearing arrangement with Synergy Investment Group, LLC (SIG), a broker registered with the Securities and Exchange Commission, whereby customer accounts were cleared and carried under a subclearing arrangement by Pershing LLC. This agreement was terminated in 2007 and the Company no longer executes trades involving individual equities on the behalf of its clients.

The Company has agreed to indemnify SIG from damages or losses resulting from customer transactions. The Company is exposed to off balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations.

4. Income Taxes

The Company is a member of a brother-sister controlled group for federal income tax purposes. Deferred federal income taxes are recognized for differences between the basis of assets and liabilities for financial reporting and income tax purposes. There was $8,000 of deferred federal income taxes at December 31, 2007 which related to unrealized gains on investments.

5. Related Parties

The Company makes advances to an entity affiliated through common ownership. These notes receivable amounted to $35,000 at December 31, 2007 including interest at 9% and are due in 2008. Interest income on these notes of $3,150 was recognized in 2007.

The Company paid investment management fees of $4,651 to a company affiliated through common ownership. The Company shares office personnel and its office facility with an entity affiliated through common ownership. An administrative charge is billed at an amount agreed to by both parties for personnel, facility and office expenses. Administrative fees of $35,035 were incurred in 2007.

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, which requires the maintenance of minimum net capital of $5,000 at December 31, 2007 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $209,543 and an aggregate indebtedness ratio of .09 to 1.

SUPPLEMENTAL INFORMATION

Treece Financial Services Corp.

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2007

Net capital:	
Total shareholder's equity	$ 276,467
Deductions of nonallowable assets:	
Notes receivable	35,900
Haircut on mutual fund	31,024
	66,924
Net capital	$ 209,543
Aggregate indebtedness	$ 19,253
Computation of basic net capital - minimum net capital required	$ 5,000
Excess net capital	$ 204,543
Ratio - aggregate indebtedness to net capital	.09 to 1

Treece Financial Services Corp. net capital reported in Part II of Form X-17A-5 as of December 31, 2007 agrees to the net capital of $209,543 reported above.

Treece Financial Services Corp.

Computation For Determination of
Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

Year Ended December 31, 2007

Treece Financial Services Corp. claims exemption from Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) because the Company does not carry customer accounts as the Company clears all transactions for customers on a fully disclosed basis with a clearing broker.

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Shareholder
Treece Financial Services Corp.

In planning and performing our audit of the financial statements of Treece Financial Services Corp. as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 and complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MIRA+KOLENA
Certified Public Accountants & Consultants

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

The report is intended solely for the information and use of management, the Securities Exchange Commission, FINRA and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mira + Kolena, Ltd.

Toledo, Ohio
January 23, 2008

END